NUU COLLECTIVE LLC

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Nuu Collective LLC
Hampton Bays, New York

We have reviewed the accompanying financial statements of Nuu Collective LLC, which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Nuu Collective LLC and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
February 14, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

NUU COLLECTIVE LLC
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 74,318	$ 112,460
Accounts receivable, net	-	6,380
Inventory	145,544	69,560
Loan origination costs	14,376	4,100
TOTAL CURRENT ASSETS	234,238	192,500
PROPERTY AND EQUIPMENT		
Property and equipment, net	1,230	-
OTHER ASSETS		
Intangible assets, net	26,229	9,952
TOTAL ASSETS	$ 261,697	$ 202,452

LIABILITIES AND MEMBERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 71,246	$ 51,194
Short term loans payable	95,822	59,534
Deferred revenue	-	-
SBA PPP loan	10,910	-
TOTAL CURRENT LIABILITIES	177,978	110,728
LONG-TERM LIABILITIES		
Convertible notes	1,280,360	1,070,360
Accrued interest on convertible notes	74,866	50,346
TOTAL LONG-TERM LIABILITIES	1,355,226	1,120,706
TOTAL LIABILITIES	1,533,204	1,231,434
MEMBERS' EQUITY		
Common units, see note 6	-	-
Accumulated deficit	(1,271,507)	(1,028,982)
TOTAL MEMBERS' EQUITY	(1,271,507)	(1,028,982)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 261,697	$ 202,452

See independent accountant's review report and accompanying notes to financial statements.

NUU COLLECTIVE LLC
STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ 1,116,090	$ 695,417
COST OF GOODS SOLD	491,514	310,851
GROSS PROFIT	624,576	384,566
OPERATING EXPENSES		
Amortization expense	930	266
Advertising and marketing	422,709	290,788
General and administrative	39,475	18,458
Guaranteed payments to partners	27,859	76,472
Legal and professional fees	123,091	174,242
Payroll expenses	216,503	16,939
Product design and development	748	3,514
TOTAL OPERATING EXPENSES	831,315	580,679
NET OPERATING LOSS	(206,739)	(196,113)
OTHER INCOME/(EXPENSES)		
Interest income	22	6
Interest expense	(35,808)	(25,161)
TOTAL OTHER INCOME/(EXPENSES)	(35,786)	(25,155)
NET LOSS	$ (242,525)	$ (221,268)

See independent accountant's review report and accompanying notes to financial statements.

NUU COLLECTIVE LLC
STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

	Common Units			
	Shares	Amount	Accumulated Deficit	Total
BEGINNING BALANCE, JANUARY 1, 2020	1,000,000	$ -	$ (807,714)	$ (807,714)
Net loss	-	-	(221,268)	$ (221,268)
ENDING BALANCE, DECEMBER 31, 2020	1,000,000	$ -	$ (1,028,982)	$ (1,028,982)
Net loss	-	-	(242,525)	$ (242,525)
ENDING BALANCE, DECEMBER 31, 2021	**1,000,000**	**$ -**	**$ (1,271,507)**	**$ (1,271,507)**

See independent accountant's review report and accompanying notes to financial statements.

NUU COLLECTIVE LLC
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (242,525)	$ (221,268)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense	930	266
Convertible notes issued in exchange for services	-	35,000
(Increase) decrease in assets:		
Accounts receivable	6,380	(6,380)
Inventory	(75,984)	(7,318)
Prepaid expenses and other current assets	(10,276)	(4,100)
Deposits	-	33,492
Increase (decrease) in liabilities:		
Accounts payable	20,052	4,448
Deferred revenue	-	(75,373)
Accrued interest on convertible notes	24,520	20,497
CASH USED FOR OPERATING ACTIVITIES	(276,903)	(220,736)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(17,207)	(5,141)
Cash used for fixed assets	(1,230)	-
CASH USED FOR INVESTING ACTIVITIES	(18,437)	(5,141)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	210,000	165,000
Issuance of short term loans payable	36,288	59,534
SBA PPP loan	10,910	-
CASH PROVIDED BY FINANCING ACTIVITIES	257,198	224,534
NET DECREASE IN CASH	(38,142)	(1,343)
CASH AT BEGINNING OF YEAR	112,460	113,803
CASH AT END OF YEAR	$ 74,318	$ 112,460
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ 564
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company

Nuu Collective LLC (the "Company") was incorporated in the State of Delaware on March 30, 2016. The Company has designed an undergarment for women marketed under the name Nuudii System. The Company is located in New York.

Going Concern

Since Inception, the Company has relied on funds from convertible notes issued and short term debt to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate additional funds through revenue producing activities.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, and 2020, the Company believed all amounts in accounts receivable are collectable.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2021, and 2020, the balance of inventory related to finished goods was $145,544 and $69,560 and the balance of inventory related to raw materials was nil.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of patents, web site costs, and startup costs. Intangible assets are amortized over the useful life of the asset. Amortization expense for the years ending December 31, 2021, and 2020, was $930 and $266, respectively.

The Company accounts for intangible assets (including trademarks and website) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Molds depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

1. Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling undergarments for women. The Company's payments are generally collected upfront. For years ending December 31, 2021, and 2020 the Company recognized $1,116,090 and $695,417 in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2021 and 2020:

Property and equipment at cost:	2021	2020
Product molds	$ 1,230	$ -
	1,230	-
Less: Accumulated depreciation	-	-
Total	$ 1,230	$ -

4. Convertible Notes

The Company has issued several convertible promissory notes, as summarized below.

Year Ending	Principal	Interest Rate	Valuation Caps	Maturity Date (Year Ending)
December 31, 2016	$90,000	2%	3,500,000	December 31, 2023
December 31, 2017	$130,000	2% - 4%	3,500,000 - 6,500,000	December 31, 2023
December 31, 2018	$535,360	4%	6,500,000	December 31, 2023
December 31, 2019	$115,000	4%	6,500,000	December 31, 2023
December 31, 2020	$200,000	4%	6,500,000	December 31, 2023
December 31, 2021	$210,000	4%	6,500,000 - 8,000,000	December 31, 2023 - 2025

As of December 31, 2021 and 2020, the total principal and accrued interest of convertible promissory notes was $1,355,226 and $1,120,706, respectively.

The number of units of Equity Securities to be issued to the Holders upon such conversion shall be equal to (x) the entire outstanding principal and accrued interest of the Notes divided by (y) a per unit price equal to the lesser of (i) 80% of the per unit purchase price for the Equity Securities, or (ii) the per unit purchase price for the Equity Securities determined as if the Equity Securities had been sold in the Next Equity Financing at a pre-money value of $3,500,000 -$8,000,000, regardless of the actual pre-money valuation as set forth in the transaction documents for the Next Equity Financing ("Pre-Money Valuation"). If that Pre-Money Valuation exceeds $3,500,000 - $8,000,000), then the per-unit price solely for the Note conversion shall be determined based on a deemed pre-money valuation of $3,500,000 - $8,000,000 (as noted as valuation caps above).

5. Short Term Loans Payable

Short term loans payable consisted of the following as of December 31, 2021, and 2020:

	2021	2020
Contract note payable; interest at 20% per annum, variable maturity date, variable minimum monthly payment based on gross revenue, collateralized by inventory.	$ 85,822	$ 20,994
Contract note payable; interest at 0% per annum, maturing in June 2022, no minimum monthly payment, uncollateralized.	10,000	-
Contract note payable; interest at 10% per annum, variable maturity date, variable minimum monthly payment of 15% of gross sales, collateralized by accounts receivable.	-	38,540
	$ 95,822	$ 59,534
Less: Current portion of notes payable	95,822	59,534
Long term portion of notes payable	-	-

Maturity of the notes payable is as follows:

December 31, 2022	$ 95,822
	$ 95,822

6. Equity

Common Units
Under the operating agreement, the Company has issued 1,000,000 Common Units, which are owned by the founders and their families. Common Units are the only equity Units with the right to vote.

Equity Incentive
The Company's Incentive Unit Award Plan (the Plan), which is member approved, permits the grant of profit units to its employees, advisors and subcontractors of up to 100,000 units. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its members. Option awards are generally granted with an exercise price equal to the market price of the Company's units at the date of grant; those option awards generally vest based over 30 months. Certain option and unit awards provide for accelerated vesting. As of December 31, 2021 and 2020, 45,332 units have been issued under the Plan. Management deemed unit compensation expense to be immaterial as of December 31, 2021, and 2020.

7. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on March 30, 2016, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8. Subsequent Events

Managements Evaluation

The Company has evaluated subsequent events through February 14, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.